Exhibit D-4
                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                              At a session of the Public Service
                                                Commission held in the City of
                                                  Albany on February 27, 2002
COMMISSIONERS PRESENT:

Thomas J. Dunleavy, Presiding
James D. Bennett
Leonard A. Weiss

CASE 01-E-0359  -   Petition of New York State Electric & Gas Corporation for
                    Approval of its Electric Price Protection Plan.

CASE 01-M-0404  -   Joint Petition of Energy East Corporation, RGS Energy Group,
                    Inc. New York State Electric & Gas Corporation, Rochester
                    Gas and Electric Corporation and Eagle Merger Corp. for
                    Approval of Merger and Stock Acquisition.

                          ORDER ADOPTING PROVISIONS OF
                        JOINT PROPOSAL WITH MODIFICATIONS

                    (Issued and Effective February 27, 2002)

BY THE COMMISSION:

                                  INTRODUCTION
                                  ------------

Procedural History
------------------

          On March 14, 2001 New York State Electric & Gas Corporation (NYSEG) proposed the adoption of a Price Protection Plan (PPP) which modified and extended the rate plan established by Commission order issued January 27, 1998.(1) NYSEG proposed in the PPP to freeze existing electricity rates for a seven-year

----------------
1    Cases 96-E-0891, et al., New York State Electric & Gas Corporation's Plans
                      -- --   -------------------------------------------------
     for Electric Rate/Restructuring Pursuant to Opinion No. 96-12, Opinion and
     -------------------------------------------------------------
     Order Adopting Terms of Settlement Subject to Modifications and Conditions, Opinion No. 98-6 (issued March 5, 1998), and Order Adopting Terms of Settlement Subject to Modifications and Conditions (issued January 27,
     1998).


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CASES 01-E-0359 and 01-M-0404

period and to extend the terms and conditions from the 1998 rate plan. It requested that a decision on its proposals be rendered no later than the end of June 2001.

          Following a number of prehearing conferences and unsuccessful settlement efforts by the parties, the filing of direct testimony was scheduled. On August 9, 2001, Multiple Intervenors (MI) filed a motion requesting an immediate order reducing NYSEG's electric rates by at least $250 million per year and rendering rates temporary under the Public Service Law
(PSL)Sec.66(5) and 72.  That motion was based in part on the Commission's
April 2001 finding that NYSEG was earning 35% on equity, an amount well in excess of returns authorized for electric or telephone corporations.(2) Also during August, NYSEG amended its original PPP to offer a 3% rate reduction on January 1, 2002.

          Direct and rebuttal testimony were filed by the parties, and evidentiary hearings were conducted from October 15 through October 18, 2001, regarding both the MI motion on temporary rates and NYSEG's revised PPP. Public statement hearings regarding NYSEG's PPP were held on October 24, 25, and 30, 2001, in Auburn, Ithaca, and Binghamton.

          Briefs were filed on temporary rate issues, but, at the request of the parties, the briefing schedule on the issue of NYSEG's PPP was postponed without date. In an order issued January 10, 2002, the Commission granted MI's motion by directing that NYSEG's rates be made temporary subject to refund and be reduced by $205 million annually as of January 30, 2002.(3) Meanwhile, the parties continued their efforts to negotiate a long-term rate plan which culminated in the filing of the Joint Proposal on January 15, 2002.

          On or about February 16, 2001, petitioners Energy East Corporation, NYSEG, RGS Energy Group, Rochester Gas and Electric Corp. (RG&E), and Eagle Merger Corporation executed an agreement

----------------
2    Case 01-E-0359, supra, Order Clarifying Data Required, p. 4.
                     -----

3    Case 01-E-0359, supra, Order on Temporary Rates.
                     -----


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CASES 01-E-0359 and 01-M-0404

and plan of merger, and, by petition filed March 23, 2001, they sought the approval of the Commission pursuant to PSL Sec.70. The approval of the merger petition would, among other things, authorize the acquisition by Energy East of the common stock of RGS Energy Group; RGS would be merged into Eagle; and NYSEG's common stock would be transferred to RGS Energy Group, thereby placing NYSEG and RG&E under a common management structure.

          Following two prehearing conferences and the unsuccessful efforts of the parties to reach an agreed-upon resolution in the merger proceeding, comments favoring and opposing the merger were filed in August and September, 2001. Following the filing of those comments, the parties continued their negotiations. During October, public statement hearings regarding the merger were held in Rochester, Auburn, Ithaca, and Binghamton. The Joint Proposal noted above reflects the proponents' agreement that the petition be granted and the merger be approved.

          Thus, the Joint Proposal filed on January 15, 2002, addresses all of the issues pending in these two proceedings. The Joint Proposal is supported by NYSEG, RG&E, RGS Energy Group, Eagle Merger Corporation, NYSEG Solutions, Energetix, Staff, MI, the Consumer Protection Board (CPB), the Office of the Attorney General (AG) and Strategic Power Management. Following the submission of the proposal, comments in support were filed by NYSEG (on behalf of RG&E and the affiliated signatory corporations), CPB, MI, Staff and Strategic Power. On January 29, 2002, statements in opposition to the Joint Proposal were filed by Advantage Energy, Inc., Leveraged Energy Purchasing Corporation (Lepcorp), the National Energy Marketers Association (NEM), Nucor Steel Auburn, Inc. (Nucor), and the Small Customer Marketer Coalition (SCMC). Evidentiary hearings to examine the filings and the Joint Proposal were held on February 4 and 5, 2002. The record generated in these proceedings consists of 1923 pages of transcript and 125 exhibits.


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Summary of Key Provisions
-------------------------

          The provisions of the Joint Proposal as described by the proponents are set forth below.

     Merger  Proceeding
     ------------------

     - The merger will provide total synergy savings net of costs to achieve for NYSEG and RG&E electric and gas ratepayers of $164.3 million through 2006. The NYSEG electric savings and costs to achieve are included in rates established in the Joint Proposal.

     - The merger is expected to enhance: the reliability and supply of energy in upstate New York; long-term rate stability; the ability to provide opportunities for expanded retail energy service competition; the opportunities available for the utilities' employees; and the ability of the utilities' to attract highly qualified, motivated new employees. It will reinforce the utilities' focus on, and commitment to, Upstate New York communities, not only with respect to basic service responsibilities but broader corporate stewardship as well.

     - The merger will not impair competitive markets or hinder their further development and the transition to competitive markets will continue.

     Price Protection Plan Proceeding
     --------------------------------

     Revenue Requirement Provisions
     ------------------------------

     - A $205 million reduction in bundled rates (13%) will be implemented March 1, 2002, funded in part ($45 million) from funds from the sale of Nine Mile II as reserved for ratepayers in the Asset Sale Gain Account (ASGA).

     - On January 1, 2003, the $205 million rate reduction will be applied to NYSEG's delivery service.(4)

     - For 2002, NYSEG's rates are set to allow overall electric earnings of 15.5% (NYSEG) to 15.6% (Staff). Earnings above 15.5% are shared on a 50/50 basis between shareholders and ratepayers.

---------------
4 Transmission revenues of $5 million will be used to achieve a $205 million base rate reduction. The balance of the transmission revenues will be flowed through the non-bypassable wires charge (Tr 1915-16).


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CASES 01-E-0359 and 01-M-0404

     - For 2003-6, the allowed returns on the delivery only portion of NYSEG's business are set in the 9.3% - 9.9% range as calculated by NYSEG and in the 10.1% - 10.9% range as calculated by Staff.(5)

     - For 2003-6, two earnings sharing thresholds are set: 12.5% for the delivery-only business or 15.5% for NYSEG's overall electric business, which will include any profits earned on commodity sales. Earnings above these levels are shared 50/50 between stockholders and ratepayers.

     - Withdrawals from or additions to the Asset Sale Gain Account and other deferrals or true-ups are provided for: 2002 power supply costs; underspending for capital construction; environmental remediation costs; Power Partner Program costs; uncontrollable costs including storms, terrorism, and force majeure; economic development program costs; outreach and education costs; mandatory accounting, legislative, regulatory or tax changes; other unidentified uncontrollable costs; and inflation.

     - NYSEG may accelerate the amortization of any regulatory asset or liability at any time during the term of the proposal.

     Competitive  Market  Provisions
     -------------------------------

     - A menu of unique power supply options are offered which are said to enhance competition in NYSEG's service area. The offerings are as follows:

          1) Bundled Rate Option (BRO) - This option offers a completely fixed rate for two, two-year periods with enrollment periods in fall 2002 and fall 2004. The rate will be based on the cost of futures contracts for energy and estimated capacity costs increased by a 35% premium.(6) A fixed delivery rate will also be provided. January 1, 2003 bundled rates may be slightly higher than 2002 bundled rates, although customers can avoid the new rates by choosing one of the other rate options.

----------------
5 The level of the allowed company-wide earnings during the proposal are subject to a number of factors, but they may be higher than the delivery-only returns.

6 Something over half of this premium is intended to cover actual out of pocket costs with the remainder intended to compensate NYSEG for the risks of offering a fixed-rate service. NYSEG estimates annual profits from this source of $25-40 million in 2003, but the estimate is subject to a number of uncertainties.


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CASES 01-E-0359 and 01-M-0404

          2) Variable Rate Option (VRO) - Under this option customers will be charged an adjusted flow-through of market prices in a variable energy and floating nonbypassable wires charge, plus a fixed delivery rate.

          3) ESCO Rate Option (ERO) - Under this option customers will pay NYSEG a fixed delivery rate and a floating, non-bypassable wires charge as in the VRO, and will buy their commodity from an ESCO.

          4) For customers taking service from an ESCO, the ERO or the BRO using a market-based back-out plus a three or five mill adder will be available. ESCO customers will also have the option of returning to NYSEG's commodity service under the BRO or VRO option.

          5) Customers not choosing any option by January 1, 2003 will be assigned as follows:

                      Small Customers - BRO
                      Large Customers - VRO
                      ESCO Customers  - BRO

     - An intensive educational campaign to inform customers of their choices will be crafted by NYSEG and agreed to among the interested parties by June 15.

     - NYSEG will undertake Market Match and Market Expo Programs as described in the Joint Proposal in conjunction with interested ESCOs.

     - NYSEG will appoint an ESCO liaison and agrees to work with interested parties to create opportunities for aggregation initiatives.

     Economic  Development
     --------------------

     - The company agrees to continue to fund $8 million/year of its economic development programs within established rate levels. Should costs exceed that level they will be recovered from the ASGA.

     - NYSEG agrees to perform a review of all economic development programs and to file an Economic Development Plan for Commission approval with an annual total cost not to exceed $12 million.

     - All costs of the contracts with Corning (Case 01-E-0680), Nucor (Case 01-E-1268), and any other similarly mandated contracts will be recovered from the ASGA.


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CASES 01-E-0359 and 01-M-0404

     Service  Quality
     ----------------

     - Service Quality mechanisms covering customer service and the reliability of delivery service have been strengthened, with each area carrying potential maximum penalties of $3.5 million.

Summary of Parties' Arguments
-----------------------------

          The proponents of the Joint Proposal contend that ratepayers will receive $1.025 billion in savings over the five year term of the rate plan as well as an expanded list of service options from NYSEG. Offering multiple service options will foster the development of the competitive market as will the increased back-out adders, according to the supporters of the Joint Proposal. The $205 million base rate reduction is a reasonable compromise, they claim, between opposing revenue requirement litigation positions, and, they continue, the compromises reflected in the proposal fairly represent the likely outcome of a litigated proceeding. Ratepayers can receive a completely fixed-rate service for two, two-year periods, and the company is allowed a reasonable margin over its costs to reflect the risks it undertakes in offering that service. The availability of a variable rate service from NYSEG and two-different options for ESCO-based service will provide additional benefits to ratepayers and will not, according to the proponents, interfere with retail market development.

          It should also be noted, according to the supporters of the Joint Proposal, that NYSEG has compromised two substantial aspects of its litigation position based on the 1998 rate plan. First, it has agreed to drop its claim to continued high earnings levels through February 2003 in accordance with rates set through that date in its 1998 rate plan. Earnings under the Joint Proposal will have to be shared whenever company-wide returns exceed 15.5%. Second, NYSEG no longer presses its litigation claim that it is entitled to keep 100% of the synergy savings from its merger with RG&E for the first five years. This concession leads to $164 million of net benefits to ratepayers over the next five years. In return for these


                                      -7-
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CASES 01-E-0359 and 01-M-0404

concessions, according to the proponents, NYSEG is allowed a 15.5% equity return for 2002 and 9-11% equity returns on its delivery services for 2003-2006. The proponents suggest that these provisions, together with the earnings sharing triggers and other deferrals and true-ups in the proposal, strike a reasonable balance between the interests of NYSEG shareholders and those of its customers.

          The opponents, all ESCOs except for Nucor, have a different view. As a general matter, the ESCOs challenge the Joint Proposal on the grounds that it will not foster competition, but will actually retard it; while Nucor, noting what it contends are anti-competitive aspects of the proposal, focuses on its view of the extraordinary profit potential afforded NYSEG.

          On competitive issues, Advantage Energy(7) vigorously disputes NYSEG's claims that by offering a variety of service options from the utility, competition will somehow be enhanced. After the settlement, it notes, NYSEG will have four different pricing options to offer customers, rather than the single option offered today. In the past and with only a single product to sell, Advantage argues, NYSEG has retained 84% of the load and 96% of the customers. With regard to competing against the new bundled rate option, Advantage states: ". . . most ESCOs have neither the financial ability to hedge nor the tolerance for risk to offer [a two-year fixed rate] without hedging."(8) Advantage also claims that providing NYSEG a profit motive to retain customers will harm emergent competitors.


----------------
7    Advantage Energy is the largest independent ESCO in NYSEG's territory.

8 The record shows that a two-year futures market exists. The fact that Advantage serves only a small percentage of customers in NYSEG's territory may explain why it does not have the financial ability to compete with NYSEG's buying power.


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CASES 01-E-0359 and 01-M-0404

          NYSEG has to date fiercely and jealously guarded its load. It has been extremely successful at resisting significant market penetration, notwithstanding the fact that in the early days of the prior settlement agreement it was providing an above-market back-out credit. It is utter folly to think that it will not redouble its efforts to retain its customer base now that it has the opportunity to garner enormous profits from its sale of energy to retail customers who elect the BRO.(9)

          LepCorp offered similar comments. It contends that the Joint Proposal amounts to a "remarkable deviation" from the positive path for developing competition that was becoming established in New York. It also noted that a number of parallel or anticipated proceedings could be profoundly (and negatively, in its opinion) affected by the adoption of the Joint Proposal. It argues that the proposal should at least set aggressive migration targets which, if unmet, should reduce the generous earnings allowed.

          NESPA argues that the 35% premium for the BRO is inadequate, as that premium was derived for 6-month contracts in Massachusetts not a two-year offering. It also notes that, while NYSEG offers a fixed non-bypassable wires charge in its BRO, an ESCO customer is required to take a floating charge.
Thus, in its view, only NYSEG commodity customers can get a completely fixed rate.(10) NESPA also contends that, because the premium charge cannot be avoided by the customer once the customer chooses the BRO or is by default placed on the BRO rate, retail access competition will only be viable for the two, 3-month enrollment periods in 2002 and 2004. Finally, NESPA argues, as does SCMC, that it is unreasonable for the plan to extend for five years without the ability to make changes based on experience. Making no provision to determine whether the public interest is being served for five years is not reasonable in NESPA's view.

---------------
9    Advantage Energy February 7, 2002 filing, p. 1.

10 NYSEG's control of the design of the wires charge allows it to offer this service only to customers who choose to purchase its BRO service.


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CASES 01-E-0359 and 01-M-0404

          Nucor argued that: the rates set in the proposal are not just, reasonable or in the public interest; the benefits of the plan to ratepayers and NYSEG's risks in offering its new service options are exaggerated; and the returns allowed NYSEG are excessive. Nucor claims that the $1.0 billion alleged value of the deal is exaggerated by at least $100 million before one considers the additional profits NYSEG will make on commodity sales. It also contends that there will be a rate increase for bundled rate customers next January 1, only 10 months after such rates were decreased. It further contends that allowing premium returns to a utility charging premium prices to consumers living in the most economically challenged areas of New York is not in the public interest. Nucor, like SCMC, argues that the proposal, if adopted, should be limited to three years to allow some experience to be gained from this unique approach and to avoid tying the regulators' hands for five years should the results differ greatly from the expectations. Finally, Nucor argues that the Commission does not have the legal authority to approve a five-year proposal.

                                   Discussion
                                   ----------

          It should initially be noted that no active party now opposes the proposed merger given the synergy savings that are being shared with ratepayers as identified above. While the savings being shared are somewhat less than those set forth in the parties' litigation positions, the level and percentage of savings shared between customers and shareholders are consistent with other merger approvals. Based on the filed comments of the active parties, the public statement hearings and other comments from the public, and the record developed in this proceeding, it is concluded that the merger as described in the Joint Proposal is in the public interest and should be approved under PSL Sec.70.

          The Joint Proposal unquestionably offers consumers immediate and substantial rate reduction benefits and a wide variety of novel and attractive service options, while


                                      -10-
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CASES 01-E-0359 and 01-M-0404

protecting ratepayers from overearnings(11) with two distinct earnings sharing mechanisms. It offers ESCOs increased back-out adders, the appointment of a high level ESCO liaison within the company, and two new programs during the enrollment period designed to educate consumers and facilitate market development. These provisions should spur competitive activity in NYSEG's territory and foster the further development of the retail market.

          The proposals concerning economic development also promise to break new ground. While maintaining all existing programs, NYSEG has agreed to develop a comprehensive economic development plan which could increase spending over amounts incorporated in rates by as much as 50%. When combined with rate reductions granted since 1997 and those approved herein (which total 33% for NYSEG's largest customers), the economic development opportunities in NYSEG's territory should be significantly improved. Customer service and service reliability incentives have also been significantly strengthened and, in some cases, are based on the best performance in the State. These provisions will guarantee that the quality service provided by NYSEG will not deteriorate over the term of the plan.

          A number of ESCOs believe that our competitive agenda may not be best served by a few of the proposal's provisions. Improvements to the Joint Proposal regarding competitive market development are being required below; we also note that the constraints of the anti-trust laws apply to any utility activities that either are not consistent with our policies or

----------------
11 We conclude that the returns allowed on NYSEG's delivery business are reasonable and are consistent with returns recently allowed other utilities. It is possible that those returns could be augmented by commodity profits, but the number of variables that could affect the existence or level of such profits renders a prediction now unreliable. Among other possible outcomes, NYSEG could experience a loss on these services thereby depressing the level of its overall earnings.


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CASES 01-E-0359 and 01-M-0404

are not actively supervised.(12) Our Opinions and Orders since 1996 set forth our policies on engendering competitive markets, especially with regard to energy commodity, which require a level playing field for ESCOs.

          In addition to the above, the evidentiary hearings revealed ambiguities in a few areas that should be clarified to facilitate the smooth implementation of the rate plan. These areas will be discussed below, together with the conditions or clarifications we believe are required to increase the public benefits provided under the Joint Proposal and to eliminate areas of potential future disagreements. Except to the extent modified below, we find that the provisions of the Joint Proposal are in the public interest and are adopted.

Competitive Development
-----------------------

          One difficulty in the implementation of the various service options concerning customers now purchasing from an ESCO was identified at the hearings. The problem arises if the ESCO customer makes no election during the enrollment period between the two rate options available for NYSEG's delivery services (i.e. the ERO or the BRO with a market back-out). It should first be clear
 ---
that switching such a customer by default to the utility's BRO commodity service is not an acceptable option. No customer should have their supplier switched without the customer's explicit permission. There remains, however, the question of which of the two non-commodity service options should apply to a customer who makes no explicit choice. Because this issue is of paramount concern to the ESCOs and their customers, we will leave the issue open for the ESCOs to resolve in consultation with NYSEG and Staff. Should the matter be incapable of an agreed upon resolution, the issue should be resubmitted for our resolution.

          In a similar vein, the Joint Proposal might also be read to require that small customers taking service under, for

------------------
12   See United States v. Rochester Gas and Electric Corporation, 4 F. Supp. 2d
         -------------
     172 (W.D.N.Y., 1998).


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CASES 01-E-0359 and 01-M-0404

example, the variable rate option in 2004 and who make no affirmative choice during the 2004 enrollment period, would be placed on the bundled rate option by default. We do not believe such a result is reasonable. For the enrollment period in 2004 when all customers will be taking service under one of the available options, the default option should be the service under which the customer is then purchasing electricity.

          The Joint Proposal also allows customers a three-month window to switch to another service once the new options become effective. Because a number of customers could be placed on a service option by default in 2003 and, if billed bimonthly, might not see the full bill impact of their new service within a three-month period, the grace period will be extended by one month to provide customers the information on which a final choice of service options could be made.

          While the details of the public education campaign will be left to the parties to design, we are concerned that customers, especially those who have not chosen an option by the end of the enrollment period, be adequately informed of their right to switch service options during the grace period and of the consequences of taking no action. A final opportunity to make a choice should be offered to all defaulting customers toward the end of the grace period.

          Finally, we put the company on notice that the Commission will not tolerate exclusionary practices or other conduct that improperly impede competition. While we do not necessarily anticipate anti-competitive behavior, we stand ready to review allegations of such and, if need be, take corrective action. Approval of the terms of the Joint Proposal does not diminish the Commission's discretion to order appropriate remedies.

Accounting and Other Miscellaneous Issues
-----------------------------------------
          The Joint Proposal provides that NYSEG will file annually a report on the level of its earnings and on any earnings sharing to which ratepayers might be entitled. Based on the hearing record, it appears that the proponents intended


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CASES 01-E-0359 and 01-M-0404

that this filing would include all deferrals, true-ups, and proposed withdrawals from the ASGA and would be subject to Staff review. In the event of a disagreement between Staff and the company in these areas or on any other implementation matters (e.g. company adjustments to the non-bypassable wires
                        ----
charge; company development of outreach and education programs(13)), a final decision would be made by the Commission. The Joint Proposal does not clearly specify this intent, but our adoption of its terms includes this understanding of the parties' agreement.

          Regarding the accounting for the merger, the Joint Proposal implies that a portion of the costs to achieve the merger savings may be capitalized and recovered over more than a five-year period. It also provides that "all costs to achieve" will be included in the annual earnings sharing calculations. The latter provision, as well as Appendix A to the Joint Proposal, suggests that the parties intended that all merger costs would be recovered in rates during the rate plan. To avoid the potential double recovery of costs, our approval of the terms of the Joint Proposal is based on the understanding that the annual earnings calculation shall only include those costs that are expensed, amortized, or depreciated in accordance with the terms of the Joint Proposal.

          A second area concerning merger costs to achieve was addressed and clarified at the hearings. To the extent that some of the costs to achieve might be funded from the pension and OPEB funds, it could cause future pension and OPEB expenses to increase. Given the assumption that costs to achieve should be amortized during the term of the plan, any pension or OPEB fund withdrawals should be replaced out of current revenues to avoid a double recovery. The company agreed at the hearings that the ratepayers would be kept whole in this regard and would

----------------
13 The outreach and education program is scheduled to be completed by June 15. If it appears that aspects of the program will be disputed, the parties should submit any disputes for our determination in advance of the June session.


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CASES 01-E-0359 and 01-M-0404

not be charged more than once for such costs. Our approval of the terms of the Joint Proposal is based on this understanding.

          One of the terms in the Joint Proposal allows the company to accelerate the amortization of any regulatory assets or liabilities during the term of the rate plan. While we have no objection to the accelerated amortization of regulatory assets, unfettered discretion regarding the amortization of regulatory liabilities is not acceptable. Generally, regulatory liabilities are funds due to ratepayers that can be used, for example, to ameliorate the impact on rates of unusual market conditions or to moderate the need for future rate increases. As such, the use of these funds should remain under the control of the Commission. NYSEG may petition for approval to accelerate the amortization of these liabilities during the term of the rate plan, but may not amortize such liabilities without our permission, except to the extent specifically authorized by this order.

          An issue concerning the base against which deferrals would be permitted in two categories was clarified at the hearings. The Joint Proposal permits deferrals for storm expenses and for inflation above 4% per year on operations and maintenance (O&M) expenses, but the bases above which deferrals are permitted were not specified. The parties agreed at the hearings that the storm expense base would be $6 million and the O&M expense base would be $306.7 million for each year of the rate plan.

          Another accounting detail that should be clarified concerns the Power Partner Program. In its September 28, 2001 order in Case 96-E-0891, the Commission directed that program costs be funded from the sales of excess utility property. The Joint Proposal allows NYSEG an additional source of funding using the ASGA, should property sales be insufficient, thus creating a true-up for program costs. The Joint Proposal also provides that the first $1.08 million of the $205 million rate reduction will be used to fund a reduction in customer charges for program participants, but the Joint Proposal provides for no true-up. To the extent that the target number of program


                                      -15-
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CASES 01-E-0359 and 01-M-0404

participants is not achieved (today's participation is roughly 30% short), the entire $1.08 million will not be needed. Because these funds are a portion of the agreed-upon rate reductions and because the costs of this program are otherwise trued-up, any rate reduction funds unused for this purpose should be preserved for customers and added to the ASGA.

          The Joint Proposal contains a variation on the standard clause which allows the Commission to act on the level of NYSEG's rates during the term of the plan.(14) A question arose during the hearings regarding whether this clause would preclude the exercise of Commission authority under PSL Sec.66(20), which allows a refund of past earnings found to be in excess of the authorized rate of return. A number of signatories to the Joint Proposal indicated that the clause should not be so interpreted. It should be clear that our adoption of the terms of the Joint Proposal does not limit the exercise of our authority under any provision of the Public Service Law, and our adoption of those terms is based on this understanding.

          The Joint Proposal provides that a number of specified proceedings be discontinued and further requests that Case 99-E-1779, based on a complaint brought by Advantage Energy, Empire Natural Gas, and others, be closed. Because Advantage Energy is opposing the Joint Proposal and specifically opposes closing that case and Empire Natural Gas did not participate in this proceeding, the request of the parties to close Case 99-E-1779 is denied.

          Finally, the Joint Proposal requests that the Order on Temporary Rates in this case be stayed and superceded in this order adopting the Joint Proposal. It is our intention that the Order on Temporary Rates be superceded by this order, effective with the receipt of NYSEG's written and unconditional acceptance of the interpretations, conditions, and understandings of the Joint Proposal as set forth herein.

------------------
14   Clause XIII, J., 2.


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CASES 01-E-0359 and 01-M-0404

Nucor's Legal Arguments
-----------------------

          Nucor argues that the Commission may not permissibly set permanent rates in this proceeding for more than three years. Nucor asserts that in considering the terms for the proposed Price Protection Plan (PPP) the Commission is bound by the terms of Public Service Law (PSL) Sec.66(5) and 72, and that Sec.72 provides that prices set by the Commission shall be for a period "not exceeding three years." This conclusion follows, Nucor reasons, from the fact that the proposed PPP is neither accompanied by filed tariffs nor supported by the cost or revenue data required by the Commission's rules to support an application for a major rate change.

          While impliedly conceding that PSL Sec.66(12) involves no term limits, Nucor claims the Commission lacks adequate procedural and evidentiary bases for setting permanent rates under Sec.66(12). NYSEG and Staff separately rebut Nucor's arguments.(15)

          In its response, NYSEG denies that the three-year limitation in PSL Sec.66(5) and 72 applies in this case, arguing that the Commission has broad authority under PSL Sec.66(12) to authorize multi-year rate plans in excess of three years. Prices fixed under PSL Sec.66(5) or 72 arise after the Commission's investigation of a utility's rates (1) upon a complaint filed under PSL Section 71 or (2) upon its own motion. However, NYSEG asserts, because neither of those situations existed in connection with NYSEG's voluntary filing of the PPP, this is not a situation under which temporary rates could be imposed under PSL Sec.72. Here, according to NYSEG, the Commission

----------------
15 "Motion Of New York State Electric & Gas Corporation, Rochester Gas and Electric Corporation, Energy East Corporation, RGS Energy Group, Inc. and Eagle Merger Corp. to Strike Portions of the Statement of Nucor Steel Auburn, Inc. in Opposition to Joint Proposal, January 31, 2002" (NYSEG Motion); "Staff Reply to Nucor Statement in Opposition," February 7, 2002 (Staff Reply). Nucor replies to NYSEG in its "Response of Nucor Steel Auburn, Inc. to NYSEG's Request for Subpoena and 'Motion to Strike'", February 1, 2002.

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CASES 01-E-0359 and 01-M-0404

"is not fixing or imposing rates," but is being asked to give its approval of a joint proposal among parties.(16)

          Although it has been held that the PSC is empowered to "fix the maximum rates by order for a term not exceeding three years,"(17) NYSEG reasons, this proceeding does not implicate the Commission's authority to impose rates unilaterally, but rather the Commission's authority to approve joint proposals voluntarily entered into by utilities. Many rate orders set by the Commission, NYSEG observes, have been for terms greater than three years.

          With regard to the sufficiency of the evidence, NYSEG observes that DPS Staff, which had vociferously objected to the level of information provided by the company, has now asserted in its Statement of Support that "evidence drawn from this now-extensive record is sufficient to support the Joint Proposal." NYSEG also notes that tariffs filed in connection with the Joint Proposal do not propose a "major change" in its rates, as defined by PSL Sec.66(12)(c),(18) but rather reflect significant rate reductions.(19)

          Finally, NYSEG argues that the Commission may approve rates set for multi-year periods so long as the rates satisfy the just and reasonable standard imposed by statute. The Commission, NYSEG continues, has the right "to fashion reasonable solutions to the problems in prospective rate setting," including approval of multi-year plans.(20)

----------------
16   NYSEG Motion, p. 6.

17   Brooklyn Union Gas Co. v. Prendergast, 7F.2d628, 661 (E.D.N.Y. 1925).
     -------------------------------------

18 Staff Statement of Support, p. 6. NYSEG argues that "Staff's assessment of the record should be accorded particular weight." NYSEG motion, p. 9.

19 As discussed above, however, the Joint Proposal contains an as yet undefined rate increase.

20   NYSEG Motion, p. 11, quoting Matter of Kessel v. Public Service Commission,
                                  ----------------------------------------------
     136 A.D. 2d 86, 92 (3d Dept. 1988).

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CASES 01-E-0359 and 01-M-0404

          In its reply, Staff asserts that the Commission is authorized to adopt the terms of the Joint Proposal for a five-year period, and that the record adequately supports such approval. The procedural requirements for operation of PSL Sec.66(12) have been met by NYSEG's January 31, 2002 tariff filing, Staff asserts, and the hearings that took place on February 4, 2002. The temporary rate provisions in PSL Sec.66(12) do not apply, Staff continues, except where tariffs have been suspended by the Commission, and the January 31, 2002 tariffs have not been suspended. Thus, the only limit on the Commission's authority in this proceeding is that the rates it sets must be just and reasonable. In establishing a number of multi-year plans greater than three years, Staff adds, the Commissioned has found that "a rate plan combining potentially significant ratepayer benefits with minimal risks of excess earnings is to be preferred over costly annual proceedings."(21)

          Regarding the sufficiency of the evidence in this proceeding, Staff maintains that NYSEG has complied with the Commission's Order Clarifying Data Required (supra), which reflected the policy guidelines on evidence required in
          -----
support of negotiated joint proposals.(22) The quantum of evidence necessary to satisfy the "just and reasonable" and "rational basis" tests, Staff asserts, can vary with circumstances. That there is a substantial number of normally adverse parties supporting the Joint Proposal, Staff adds, demonstrates that the evidence has been adequately tested.

          Nucor is not correct in suggesting that rigid filing requirements exist for any proceeding in which permanent rates are to be fixed. On the contrary, 16 NYCRR Part 61 expressly provides:

----------------
21   Case 90-E-1185 et al., Long Island Lighting Company - Petitions for
                    -- ---  --------------------------------------------
     Rehearing, Opinion No. 91-25(A) (issued June 1, 1992), p. 7.

22 Case 93-G-0932, et al., Order Clarifying Gas Policy Statement (issued April 1, 1999).

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CASES 01-E-0359 and 01-M-0404

               Proceedings involving the reasonableness of existing or proposed rates vary so greatly in character and scope that it is impossible to prescribe rules of universal application that are suited to all rate proceedings.

               * * * [N]o attempt is made here to specify the data that must be supplied in all rate proceedings, but the following are of general application. * * *

In any event, the data presently in the case is more than adequate and, although we are dealing with a rate decrease, hearings have been held on the Joint Proposal. NYSEG complied with the filing requirements the Commission established for review of its proposal. The fact that the Commission ordered a supplementary filing, if permanent rates were to be set without considering a multi-year plan, does not establish that the record developed in connection with the Joint Proposal would be inadequate to support approval of such a plan. The plan could be approved if the record shows that, all factors considered, it is in the public interest.

          Accordingly, Nucor's argument that rates under any multi-year plan must be temporary and limited to a three-year term lacks merit.

                                   CONCLUSION
                                   ----------

          The Joint Proposal offers the public substantial rate reductions and an unprecedented choice of utility services beginning in January 2003. It also contains a unique, fixed-rate offering that could impact the development of competitive markets in unpredictable ways. These risks that attain the adoption of the Joint Proposal are reduced by the provisions, conditions, and interpretations adopted herein. As so amended, we find the terms of the Joint Proposal, incorporated by reference into this order, to be in the public interest and hereby adopt them.

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CASES 01-E-0359 and 01-M-0404

The Commission orders:
----------------------

          1. The terms of the Joint Proposal filed in these proceedings on January 15, 2002 with the modifications, conditions, and interpretations described herein and subject to the companies' unconditional acceptance of this order as described below, are adopted in their entirety and are incorporated as part of this order.

          2. New York State Electric & Gas Corporation must submit a written statement of unconditional acceptance of the modifications, conditions, and interpretations contained in this order, signed and acknowledged by a duly authorized officer of NYSEG, by February 28, 2002. This statement should be filed with the Secretary of the Commission and served on all parties in this proceeding.

          3. Rochester Gas and Electric Corporation must submit a written statement of unconditional acceptance of the modifications, conditions, and interpretations contained in this order as they relate to the issues in Case 01-M-0404, signed and acknowledged by a duly authorized officer of RG&E, by February 28, 2002. This statement should be filed with the Secretary of the Commission and served on all parties in this proceeding.

          4. The Order on Temporary Rates issued January 10, 2002 in Case 01-E-0359 will be superceded by this order effective upon the receipt of the unconditional acceptance from New York State Electric & Gas Corporation described above.

          5. The tariff amendments filed by New York State Electric & Gas Corporation on January 31, 2002, shall be placed in effect as of March 1, 2002. The requirement of the Public Service Law and 16 NYCRR 720-8.1(a)(2) that newspaper publication must be completed before the effective date of the amendments is waived, but the company shall file with the Commission, no later than April 16, 2002, proof that a notice to the public of the changes proposed by the amendments has been published once a week for four successive weeks in a newspaper having general circulation in the area affected by the amendments.

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CASES 01-E-0359 and 01-M-0404

          6.  These  cases  are  continued.

                         By the Commission,

                          (SIGNED)          JANET HAND DEIXLER
                                                 Secretary

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